UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated October 27, 2016 titled “Continued margin growth in tough markets”.

2.              Q3 2016 Financial Information.

3.     Press release issued by ABB Ltd dated October 27, 2016 titled “ABB names Timo Ihamuotila as new Chief Financial Officer”.

4.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 2 above is incorporated by reference into ABB Ltd's registration statement on Form F-3 (File No. 333-180922) and registration statements on Form S-8 (File Nos. 333-190180, 333-181583, 333-179472, 333-171971 and 333-129271) each of which was previously filed with the Securities and Exchange Commission.

2

—

Zurich, Switzerland, October 27, 2016: Third-quarter highlights

Continued margin growth in tough markets

•          Operational EBITA margin1 increased to 12.6%

•          White Collar Productivity on track towards $1.3 bn savings; expected total costs reduced by $100 mn

•          Net Income $568 million; basic earnings per share up 2%

•          Base orders -6%2; total orders -13%; reflect Q3 uncertainty

•          Revenues steady

•          Cash flow from operating activities $1,081 million, more consistent quarterly cash generation

•          Timo Ihamuotila to succeed Eric Elzvik as Chief Financial Officer effective April 1, 2017

•          ABB launched Stage 3 of its Next Level Strategy – committed to unlocking value

________________________________________________________________________________________________________

“We delivered the eighth consecutive quarter of margin accretion through our continued focus on execution,” said CEO Ulrich Spiesshofer. “In the third quarter, we experienced significant macro uncertainties around Brexit and the US elections as reflected in the low order pattern. Orders in Power Grids were additionally dampened by the hesitation of customers prior to the Capital Markets Day. However, the Power Grids transformation is on track as clearly demonstrated by the 170 basis points margin accretion,” he said. “With our enhanced cash culture, we have delivered more than 30 percent higher cash flow so far this year with a much steadier cash generation profile.”

“We continue to run the company with discipline, realizing growth opportunities where possible whilst driving earnings and cash growth. We are committed to unlocking value for all shareholders as a more focused, agile company building on our industry-leading digital offering.”

Key figures			Change				Change
($ in millions, unless otherwise indicated)	Q3 2016	Q3 2015	US$	Comparable[1]	9M 2016	9M 2015	US$	Comparable[1]
Orders	7,533	8,767	-14%	-13%	25,102	28,167	-11%	-8%
Revenues	8,255	8,519	-3%	0%	24,835	26,239	-5%	-1%
Operational EBITA[1]	1,046	1,081	-3%	-2%[3]	3,095	3,088	0%	+3%[3]
as % of operational revenues[1]	12.6%	12.5%	+0.1pts		12.4%	11.8%	+0.6pts
Net income	568	577	-2%		1,474	1,729	-15%
Basic EPS ($)	0.27	0.26	+2%[4]		0.68	0.77	-12%[4]
Operational EPS[1] ($)	0.32	0.32	-1%[4]	0%[4]	0.95	0.90	+5%[4]	+7%[4]
Cash flow from operating activities	1,081	1,173	-8%		2,415	1,824	+32%

Short-term outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2015. The market remains impacted by modest growth and increased uncertainties, e.g., Brexit in Europe and geopolitical tensions in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

1 For a reconciliation of non-GAAP measures, see “Supplemental Reconciliations and Definitions” in the attached Q3 2016 Financial Information

2 Growth rates for orders, revenues and order backlog are on a comparable basis (local currency adjusted for acquisitions and divestitures), previously referred to as ‘like-for-like’. US$ growth rates are presented in Key Figures table

3 Constant currency (not adjusted for portfolio changes)

4 EPS growth rates are computed using unrounded amounts. Comparable operational earnings per share is in constant currency (2014 exchange rates and not adjusted for changes in the business portfolio

Q3 2016 Group results

Orders

Total orders declined 13 percent (14 percent in US dollars) compared with the third quarter of 2015, reflecting timing of large order awards and lower short cycle volumes. Base orders (below $15 million) decreased 6 percent (7 percent in US dollars), while large orders ($15 million and above) were lower in all divisions and represented 11 percent of total orders compared with 17 percent a year earlier. Orders for services and software were 3 percent lower (5 percent in US dollars) and represented 17 percent of total orders compared with 16 percent a year ago.

Market overview

Demand patterns in ABB’s three regions:

•          Demand in Europe was subdued primarily due to moderate overall growth, uncertainties in the UK following Brexit and political events in Turkey.  Total orders declined 18 percent (20 percent in US dollars) while base orders were stable (2 percent lower in US dollars). Base order demand was positive in Germany, Italy, Sweden and Switzerland, and weak in the UK and Norway.

•          The Americas was weaker due to considerable investment delays triggered by the US election and lagging industrial demand. Total orders declined 16 percent (17 percent in US dollars) on weaker large orders; base orders were 8 percent lower (9 percent in US dollars) on weak demand in the US, Canada and Brazil.

•          Demand in Asia, the Middle East and Africa (AMEA) was mixed. India continued to grow and China continued its investment activities in power transmission and robotics. Total orders for the region were down 5 percent (7 percent in US dollars) as strong order development in India could not offset declines in China and the UAE. Base orders declined 9 percent (10 percent in US dollars).

Demand patterns in ABB’s three major customer sectors:

•          Utilities continued their investment activities to integrate renewable energy and foster grid reliability and efficiency.

•          In industry: investments in discrete and hybrid industries such as automotive, food and beverage and machinery remained positive while demand from the process industries, specifically mining and oil and gas remain subdued.

•          Transport and infrastructure demand has been mixed. Demand for specialty vessels solutions remained strong as well as solutions involving energy efficiency for rail transport. Construction has been mixed.

The book-to-bill1 ratio in the third quarter decreased to 0.91x from 1.03x in the same quarter a year earlier. For the first nine months, book-to-bill1 is 1.01x. The order backlog at the end of September 2016 amounted to $24,554 million, a decrease of 2 percent (3 percent in US dollars) compared with the end of the third quarter in 2015.

Revenues

Revenues were flat (3 percent lower in US dollars) in the third quarter. Revenues were steady in the Electrification Products and Discrete Automation and Motion divisions and increased slightly in Power Grids, which offset a decline in Process Automation. Total services and software revenues increased 5 percent (4 percent in US dollars) and represented 18 percent of total revenues compared with 17 percent a year ago.

Operational EBITA

Operational EBITA decreased 2 percent in local currencies (3 percent in US dollars) to $1,046 million and included the impact of negative mix. Operational EBITA margin improved 10 basis points to 12.6 percent compared with the same quarter a year ago, reflecting margin accretion in Electrification Products, Process Automation and Power Grids as well as ongoing productivity and cost savings measures, such as the white collar productivity program.

Operational EPS and net income

Operational EPS was steady at $0.32 in constant currency compared with the same period a year earlier. The reduction in the weighted-average number of shares outstanding compensated for a slightly lower operational EBITA, higher interest expense and higher tax rate. Net income decreased 2 percent to $568 million and basic earnings per share was $0.27 compared with $0.26 for the same quarter of 2015, an increase of 2 percent.

Cash flow from operating activities

Cash flow from operating activities was $1,081 million, $92 million lower compared with the third quarter of 2015, mainly due to lower net income. In the first nine months of 2016, cash flow from operating activities increased
32 percent compared with the same period a year ago, primarily due to stronger working capital management and timing of income tax payments.

Shareholder returns

On September 30, 2016, ABB announced the completion of the share buyback program that was introduced in September 2014. During the buyback program, ABB repurchased a total of 171.3 million registered shares (equivalent to 7.4 percent of its issued share capital at the launch of the buyback program) for a total amount of approximately $3.5 billion.

At its Capital Markets Day on October 4, 2016, ABB announced its plans for a new share buyback program of up to $3 billion from 2017 through 2019. This reflects the company’s confidence and the continued strength of ABB’s cash generation and financial position.

Divestitures

In line with its strategy to continuously optimize the portfolio, ABB announced in September the planned sale of its global high-voltage cables systems business to NKT Cables. The transaction is expected to close in the first quarter of 2017 subject to regulatory clearances. ABB and NKT also signed an agreement for a long-term strategic partnership that will serve future projects globally.

Management changes

Today, ABB announced the appointment of Timo Ihamuotila as Chief Financial Officer and member of the Executive Committee, effective April 1, 2017. Ihamuotila succeeds current CFO Eric Elzvik in an orderly transition process, who will pursue career opportunities outside of ABB after a thorough handover in the second quarter of 2017. Ihamuotila joins ABB from Nokia, “a global leader in the technologies that connect people and things,” where he has been the Chief Financial Officer for the last seven years. Ihamuotila is a proven CFO with deep experience in communications, software and services industries, active portfolio management and operational performance improvement. He brings a deep understanding of corporate transformation and digital business models.

“Timo is a seasoned CFO with an impressive global track record,” said CEO Ulrich Spiesshofer. “He has extensive and deep experience in all aspects of finance as well as in transforming businesses in times of industrial digitalization. With his wide expertise, ranging from financial to commercial to general management, he is the ideal person to lead our finance organization and partner to drive ABB’s ongoing transformation as a leader in the digital industry. I am delighted to welcome Timo to our Executive Committee in these exciting times, as we focus on unlocking maximum value for all shareholders,” Spiesshofer said. “At the same time I would like to warmly thank Eric Elzvik already now for his long, outstanding commitment and many valuable contributions to ABB over more than three decades. During Eric’s CFO tenure, a new cash culture together with a significant improvement of our Net Working Capital, a fundamental productivity improvement of the finance function and many portfolio actions were successfully established and delivered. We wish Eric all the best for the next step of his professional career which he will pursue after the orderly handover process is completed in Q2 2017.”

Q3 divisional performance

($ in millions, unless otherwise indicated)	Orders	Change		Revenues	Change		Operational EBITA %	Change
		US$	Comparable[1]		US$	Comparable[1]
Electrification Products	2,223	-6%	-4%	2,308	-2%	0%	17.8%	+0.4pts
Discrete Automation & Motion	2,123	-5%	-4%	2,203	-1%	0%	14.1%	-0.7pts
Process Automation	1,193	-22%	-21%	1,523	-8%	-7%	12.2%	+1.5pts
Power Grids	2,391	-22%	-21%	2,636	-6%	+1%	9.5%	+1.7pts
Corporate & other (incl. inter-division elimination)	-397			-415
ABB Group	7,533	-14%	-13%	8,255	-3%	0%	12.6%	+0.1pts

Electrification Products

Total orders were down as positive order development in Europe could not offset a decline in the Americas and AMEA. In particular, markets including China, Saudi Arabia, Brazil and Turkey were challenging, while Italy, Switzerland and India were stronger. Revenues were steady, and operational EBITA margin improved 40 basis points to 17.8 percent, due to additional cost savings, capacity adjustments and supply chain management.

Discrete Automation and Motion

Continued strong demand patterns in robotics and in food and beverage could not offset the capex declines in process industries such as oil and gas, which negatively impacted order development. Revenues were steady, reflecting strong order execution. Operational EBITA margin declined 70 basis points compared with the same quarter a year ago primarily due to unfavorable mix and lower capacity utilization. Continued capacity adjustments and productivity improvements are underway.

Process Automation

Total orders were 21 percent lower (22 percent in US dollars) as reduced capital expenditure and cautious discretionary spending in process industries continued to impact large as well as base orders (13 percent lower, 13 percent in US dollars). Revenues declined 7 percent (8 percent in US dollars) as steady demand for specialty vessels could not compensate for declines in such segments as mining and oil and gas. Operational EBITA margin increased 150 basis points to 12.2 percent due to successful project execution and implemented cost reduction and productivity measures.

Power Grids

Total orders were lower compared with the same quarter a year ago primarily due to the timing of large order awards. Lower base orders reflected sluggishness in some markets such as the US, Saudi Arabia and Brazil while Europe remained supportive. Revenues were slightly higher due to steady execution of a healthy order backlog. Operational EBITA margin increased by 170 basis points to 9.5 percent. This solid performance was driven by sustained project execution, improved productivity and continued cost savings.

Next Level strategy – Stage 3

On October 4, 2016, ABB launched Stage 3 of its Next Level strategy to unlock value for customers and shareholders. The core elements of this include: shaping ABB’s divisions into four market-leading, entrepreneurial units; realizing ABB’s full digital potential; accelerating momentum in operational excellence; and strengthening ABB’s brand.

Driving growth in four market-leading entrepreneurial divisions

ABB is shaping and focusing its divisional structure into four market-leading divisions: Electrification Products, Robotics and Motion, Industrial Automation and Power Grids, effective January 1, 2017. The divisions will be empowered as entrepreneurial units within ABB, reflected in an enhancement of ABB’s performance and compensation model focusing on individual accountability and responsibility. They will benefit from sales collaboration orchestrated by regions and countries as well as from the group-wide digital offering, ABB’s leading G&A structure and costs, common supply chain management, and corporate research centers.

ABB announced two important partnerships in line with transforming the Power Grids offering. The agreements with Fluor and Aibel are examples in which ABB will bring its leading technology in power transmission and distribution. Fluor and Aibel provide execution of turnkey Engineering, Procurement and Construction (EPC) responsibilities for substations and offshore wind connections, respectively.

A quantum leap in digital with ABB AbilityTM

ABB is a hidden digital champion today. It is ideally positioned to win in the digital space with new and existing end-to-end digital solutions. The newly launched ABB Ability offering combines ABB’s portfolio of digital solutions and services across all customer segments, cementing the group’s leading position in the Fourth Industrial Revolution and supporting the competitiveness of ABB’s four entrepreneurial divisions.

The company has announced a far-reaching strategic partnership with Microsoft, the world’s largest software company, to develop next-generation digital solutions on an integrated open cloud platform. Customers will benefit from the unique combination of ABB’s deep domain knowledge and extensive portfolio of industrial solutions and Microsoft’s Azure intelligent cloud as well as B2B engineering competence. Together, the partners will drive digital transformation in customer segments across ABB’s businesses in utilities, industry and transport and infrastructure.

Accelerating momentum in operational excellence

ABB continues to build on its existing momentum and is further accelerating its operational excellence.

The company’s White-Collar Productivity savings program has outperformed expectations since its launch last year. As a result, ABB has increased the program’s cost reduction target by 30 percent to $1.3 billion. ABB will achieve these additional savings within the initially announced timeframe and for $100 million lower of total combined restructuring program and implementation costs. ABB is continuing its regular cost-savings programs, leveraging operational excellence and world-class supply chain management to achieve savings equivalent to 3-5 percent of cost of sales each year.

ABB reaffirms the target of its Net Working Capital program to free up approximately $2 billion by the end of 2017. The program is well on track and focuses on improving inventory management by optimizing the entire value chain, from product design to manufacturing, and by optimizing other net working capital measures.

Strengthening the global ABB brand

ABB will adopt a single corporate brand, consolidating all its brands around the world under one umbrella. ABB’s portfolio of companies will be unified, showcasing the full breadth and depth of the company’s global offering under one master brand. This transition is expected to take up to two years.

ABB reaffirmed its Group 2015-2020 financial targets.

Outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2015. The market remains impacted by modest growth and increased uncertainties relating to Brexit in Europe and geopolitical tensions in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

The attractive long-term demand outlook in ABB’s three major customer sectors — utilities, industry and transport & infrastructure — is driven by the Energy and Fourth Industrial Revolutions.

ABB is well-positioned to tap into these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

More information

The Q3 2016 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 9:00 a.m. Central European Time (CET) (8:00 a.m. BST, 3:00 a.m. EDT). The event will be accessible by conference call. Callers from the UK should dial +44 203 059 58 62. From Sweden, the number to dial is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (long-distance charges apply). Lines will be open 10 to 15 minutes before the start of the conference. A podcast of the media conference will be available for one week afterwards. The podcast will be accessible at: http://new.abb.com/media/events

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. BST, 8:00 a.m. EDT). Callers from the UK should dial +44 203 059 58 62. From Sweden, the number to dial is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll free) or +1 631 570 56 13 (long-distance charges apply). Callers are requested to phone in 10 minutes before the start of the call. The call will also be accessible on the ABB website and a recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website www.abb.com.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 135,000 employees. www.abb.com

Investor calendar 2016/2017
Fourth-quarter and full-year 2016 results	February 8, 2017
Annual General Meeting (Zurich)	April 13, 2017
First quarter 2017 results	April 20, 2017
Second quarter 2017 results	July 20, 2017
Third quarter 2017 results	October 26, 2017

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the sections of this release titled “Short-term outlook”, “Outlook”, “Shareholder Returns”, “Divestitures”, “Management Changes” and “Next Level strategy - Stage 3”. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “is likely”, “intends” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, October 27, 2016

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations Tel: +41 43 317 65 68 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

OCTOBER 27, 2016

Q3 2016
Financial Information

ABB

1              Q3 2016 Financial Information

—

Financial  Information

3     Key Figures

8     Interim  Consolidated  Financial  Information  (unaudited)

8           Interim  Consolidated  Income  Statements

9           Interim  Condensed  Consolidated  Statements  of Comprehensive  Income

10         Interim  Consolidated  Balance  Sheets

11          Interim  Consolidated  Statements  of Cash  Flows

12         Interim  Consolidated  Statements  of Changes  in  Stockholders’  Equity

13         Notes  to  the  Interim  Consolidated  Financial  Information

32       Supplemental Reconciliations and Definitions

2              Q3 2016 Financial Information

—

Financial Information

Key Figures

			CHANGE
($ in millions, unless otherwise indicated)	Q3 2016	Q3 2015	US$	Comparable(1)
Orders	7,533	8,767	-14%	-13%
Order backlog (end September)	24,554	25,371	-3%	-2%
Revenues	8,255	8,519	-3%	0%
Operational EBITA(1)	1,046	1,081	-3%	-2%(2)
as % of operational revenues(1)	12.6%	12.5%	+0.1 pts
Net income	568	577	-2%
Basic earnings per share ($)	0.27	0.26	2%(3)
Operational earnings per share(1) ($)	0.32	0.32	-1%(3)	0%(3)
Cash flow from operating activities	1,081	1,173	-8%

			CHANGE
($ in millions, unless otherwise indicated)	9M 2016	9M 2015	US$	Comparable(1)
Orders	25,102	28,167	-11%	-8%
Revenues	24,835	26,239	-5%	-1%
Operational EBITA(1)	3,095	3,088	0%	3%(2)
as % of operational revenues(1)	12.4%	11.8%	+0.6pts
Net income	1,474	1,729	-15%
Basic earnings per share ($)	0.68	0.77	-12%(3)
Operational earnings per share(1) ($)	0.95	0.90	5%(3)	7%(3)
Cash flow from operating activities	2,415	1,824	32%

(1)  For a reconciliation of non-GAAP measures see “Supplemental Reconciliations and Definitions” on page 32.

(2)  Constant currency (not adjusted for portfolio changes).

(3) Earnings per share growth rates are computed using unrounded amounts. Comparable Operational earnings per share growth is in constant currency (2014 foreign exchange rates and not adjusted for changes in the business portfolio).

3              Q3 2016 Financial Information

				CHANGE
($ in millions, unless otherwise indicated)		Q3 2016	Q3 2015	US$	Local	Comparable
Orders	ABB Group	7,533	8,767	-14%	-13%	-13%
	Electrification Products	2,223	2,365	-6%	-4%	-4%
	Discrete Automation and Motion	2,123	2,241	-5%	-4%	-4%
	Process Automation	1,193	1,529	-22%	-21%	-21%
	Power Grids	2,391	3,082	-22%	-21%	-21%
	Corporate and Other
	(incl. inter-division eliminations)	(397)	(450)
Third-party base orders	ABB Group	6,727	7,272	-7%	-6%	-6%
	Electrification Products	2,095	2,173	-4%	-1%	-1%
	Discrete Automation and Motion	1,899	1,983	-4%	-3%	-3%
	Process Automation	1,128	1,316	-14%	-13%	-13%
	Power Grids	1,588	1,782	-11%	-10%	-9%
	Corporate and Other	17	18
Order backlog (end September)	ABB Group	24,554	25,371	-3%	-3%	-2%
	Electrification Products	3,093	3,038	2%	3%	3%
	Discrete Automation and Motion	4,458	4,601	-3%	-2%	-2%
	Process Automation	5,675	6,322	-10%	-11%	-11%
	Power Grids	13,063	13,117	0%	1%	2%
	Corporate and Other
	(incl. inter-division eliminations)	(1,735)	(1,707)
Revenues	ABB Group	8,255	8,519	-3%	-2%	0%
	Electrification Products	2,308	2,353	-2%	0%	0%
	Discrete Automation and Motion	2,203	2,220	-1%	0%	0%
	Process Automation	1,523	1,659	-8%	-7%	-7%
	Power Grids	2,636	2,791	-6%	-4%	1%
	Corporate and Other
	(incl. inter-division eliminations)	(415)	(504)
Operational EBITA	ABB Group	1,046	1,081	-3%	-2%
	Electrification Products	411	410	0%	2%
	Discrete Automation and Motion	311	335	-7%	-6%
	Process Automation	187	181	3%	4%
	Power Grids	254	221	15%	17%
	Corporate and Other
	(incl. inter-division eliminations)	(117)	(66)
Operational EBITA %	ABB Group	12.6%	12.5%
	Electrification Products	17.8%	17.4%
	Discrete Automation and Motion	14.1%	14.8%
	Process Automation	12.2%	10.7%
	Power Grids	9.5%	7.8%
Income from operations	ABB Group	878	882
	Electrification Products	389	390
	Discrete Automation and Motion	276	264
	Process Automation	170	159
	Power Grids	222	159
	Corporate and Other
	(incl. inter-division eliminations)	(179)	(90)
Income from operations %	ABB Group	10.6%	10.4%
	Electrification Products	16.9%	16.6%
	Discrete Automation and Motion	12.5%	11.9%
	Process Automation	11.2%	9.6%
	Power Grids	8.4%	5.7%
Cash flow from operating activities	ABB Group	1,081	1,173
	Electrification Products	373	372
	Discrete Automation and Motion	322	386
	Process Automation	234	197
	Power Grids	189	189
	Corporate and Other	(37)	29

4              Q3 2016 Financial Information

				CHANGE
($ in millions, unless otherwise indicated)		9M 2016	9M 2015	US$	Local	Comparable
Orders	ABB Group	25,102	28,167	-11%	-8%	-8%
	Electrification Products	7,001	7,493	-7%	-3%	-3%
	Discrete Automation and Motion	6,641	7,238	-8%	-6%	-6%
	Process Automation	4,346	5,551	-22%	-19%	-19%
	Power Grids	8,353	9,577	-13%	-11%	-10%
	Corporate and Other
	(incl. inter-division eliminations)	(1,239)	(1,692)
Third-party base orders	ABB Group	22,027	23,180	-5%	-2%	-2%
	Electrification Products	6,606	6,948	-5%	-2%	-2%
	Discrete Automation and Motion	5,957	6,267	-5%	-3%	-3%
	Process Automation	3,809	4,246	-10%	-7%	-7%
	Power Grids	5,612	5,663	-1%	2%	3%
	Corporate and Other	43	56
Order backlog (end September)	ABB Group	24,554	25,371	-3%	-3%	-2%
	Electrification Products	3,093	3,038	2%	3%	3%
	Discrete Automation and Motion	4,458	4,601	-3%	-2%	-2%
	Process Automation	5,675	6,322	-10%	-11%	-11%
	Power Grids	13,063	13,117	0%	1%	2%
	Corporate and Other
	(incl. inter-division eliminations)	(1,735)	(1,707)
Revenues	ABB Group	24,835	26,239	-5%	-2%	-1%
	Electrification Products	6,830	7,088	-4%	0%	0%
	Discrete Automation and Motion	6,503	6,839	-5%	-3%	-3%
	Process Automation	4,861	5,298	-8%	-5%	-5%
	Power Grids	7,933	8,514	-7%	-4%	0%
	Corporate and Other
	(incl. inter-division eliminations)	(1,292)	(1,500)
Operational EBITA	ABB Group	3,095	3,088	0%	3%
	Electrification Products	1,143	1,161	-2%	1%
	Discrete Automation and Motion	896	992	-10%	-8%
	Process Automation	593	624	-5%	-2%
	Power Grids	706	581	22%	24%
	Corporate and Other
	(incl. inter-division eliminations)	(243)	(270)
Operational EBITA %	ABB Group	12.4%	11.8%
	Electrification Products	16.7%	16.4%
	Discrete Automation and Motion	13.8%	14.5%
	Process Automation	12.1%	11.8%
	Power Grids	8.9%	6.8%
Income from operations	ABB Group	2,309	2,702
	Electrification Products	1,016	1,089
	Discrete Automation and Motion	742	857
	Process Automation	452	580
	Power Grids	554	468
	Corporate and Other
	(incl. inter-division eliminations)	(455)	(292)
Income from operations %	ABB Group	9.3%	10.3%
	Electrification Products	14.9%	15.4%
	Discrete Automation and Motion	11.4%	12.5%
	Process Automation	9.3%	10.9%
	Power Grids	7.0%	5.5%
Cash flow from operating activities	ABB Group	2,415	1,824
	Electrification Products	770	774
	Discrete Automation and Motion	694	834
	Process Automation	542	316
	Power Grids	561	135
	Corporate and Other	(152)	(235)

5              Q3 2016 Financial Information

Operational EBITA

			Electrification		Discrete Automation		Process		Power
($ in millions, unless otherwise indicated)	ABB		Products		and Motion		Automation		Grids
	Q3 16	Q3 15	Q3 16	Q3 15	Q3 16	Q3 15	Q3 16	Q3 15	Q3 16	Q3 15
Revenues	8,255	8,519	2,308	2,353	2,203	2,220	1,523	1,659	2,636	2,791
FX/commodity timing
differences in total revenues	43	113	5	–	4	37	8	32	25	43
Operational revenues	8,298	8,632	2,313	2,353	2,207	2,257	1,531	1,691	2,661	2,834

Income from operations	878	882	389	390	276	264	170	159	222	159
Acquisition-related amortization	70	74	24	25	30	31	3	3	9	10
Restructuring and
restructuring-related expenses(1)	39	59	(7)	10	(4)	16	7	3	12	13
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	35	(6)	1	(1)	4	–	–	1	2	5
FX/commodity timing
differences in income from operations	24	72	4	(14)	5	24	7	15	9	34
Operational EBITA	1,046	1,081	411	410	311	335	187	181	254	221

Operational EBITA margin (%)	12.6%	12.5%	17.8%	17.4%	14.1%	14.8%	12.2%	10.7%	9.5%	7.8%

			Electrification		Discrete Automation		Process		Power
($ in millions, unless otherwise indicated)	ABB		Products		and Motion		Automation		Grids
	9M 16	9M 15	9M 16	9M 15	9M 16	9M 15	9M 16	9M 15	9M 16	9M 15
Revenues	24,835	26,239	6,830	7,088	6,503	6,839	4,861	5,298	7,933	8,514
FX/commodity timing
differences in total revenues	61	(24)	–	(7)	(2)	–	32	–	30	(17)
Operational revenues	24,896	26,215	6,830	7,081	6,501	6,839	4,893	5,298	7,963	8,497

Income from operations	2,309	2,702	1,016	1,089	742	857	452	580	554	468
Acquisition-related amortization	212	237	72	76	91	96	9	9	27	42
Restructuring and
restructuring-related expenses(1)	475	143	48	20	57	44	100	24	106	38
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	46	44	1	–	4	–	–	19	6	38
FX/commodity timing
differences in income from operations	53	(38)	6	(24)	2	(5)	32	(8)	13	(5)
Operational EBITA	3,095	3,088	1,143	1,161	896	992	593	624	706	581

Operational EBITA margin (%)	12.4%	11.8%	16.7%	16.4%	13.8%	14.5%	12.1%	11.8%	8.9%	6.8%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

Depreciation and Amortization

			Electrification		Discrete Automation		Process		Power
($ in millions)	ABB		Products		and Motion		Automation		Grids
	Q3 16	Q3 15	Q3 16	Q3 15	Q3 16	Q3 15	Q3 16	Q3 15	Q3 16	Q3 15
Depreciation	195	188	50	51	40	37	15	14	51	49
Amortization	91	96	27	27	34	37	4	5	16	15
including total acquisition-related amortization of:	70	74	24	25	30	31	3	3	9	10

			Electrification		Discrete Automation		Process		Power
($ in millions)	ABB		Products		and Motion		Automation		Grids
	9M 16	9M 15	9M 16	9M 15	9M 16	9M 15	9M 16	9M 15	9M 16	9M 15
Depreciation	576	572	150	155	118	110	44	45	151	153
Amortization	277	300	80	83	103	110	13	14	49	59
including total acquisition-related amortization of:	212	237	72	76	91	96	9	9	27	42

6              Q3 2016 Financial Information

Orders received and revenues by region

($ in millions, unless otherwise indicated)	Orders received		CHANGE			Revenues		CHANGE
					Com-					Com-
	Q3 16	Q3 15	US$	Local	parable	Q3 16	Q3 15	US$	Local	parable
Europe	2,336	2,909	-20%	-19%	-18%	2,733	2,821	-3%	-1%	3%
The Americas	2,208	2,660	-17%	-16%	-16%	2,456	2,569	-4%	-3%	-3%
Asia, Middle East and Africa	2,989	3,198	-7%	-5%	-5%	3,066	3,129	-2%	0%	0%
ABB Group	7,533	8,767	-14%	-13%	-13%	8,255	8,519	-3%	-2%	0%

($ in millions, unless otherwise indicated)	Orders received		CHANGE			Revenues		CHANGE
					Com-					Com-
	9M 16	9M 15	US$	Local	parable	9M 16	9M 15	US$	Local	parable
Europe	8,684	9,680	-10%	-8%	-8%	8,299	8,574	-3%	-1%	3%
The Americas	6,864	8,014	-14%	-12%	-12%	7,272	7,927	-8%	-5%	-5%
Asia, Middle East and Africa	9,554	10,473	-9%	-5%	-5%	9,264	9,738	-5%	-2%	-2%
ABB Group	25,102	28,167	-11%	-8%	-8%	24,835	26,239	-5%	-2%	-1%

7              Q3 2016 Financial Information

—

Financial Information

Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Nine months ended		Three months ended
($ in millions, except per share data in $)	Sep. 30, 2016	Sep. 30, 2015	Sep. 30, 2016	Sep. 30, 2015
Sales of products	20,477	21,878	6,802	7,116
Sales of services and software	4,358	4,361	1,453	1,403
Total revenues	24,835	26,239	8,255	8,519
Cost of sales of products	(14,980)	(15,874)	(4,911)	(5,163)
Cost of services and software	(2,623)	(2,626)	(885)	(838)
Total cost of sales	(17,603)	(18,500)	(5,796)	(6,001)
Gross profit	7,232	7,739	2,459	2,518
Selling, general and administrative expenses	(3,955)	(3,994)	(1,280)	(1,307)
Non-order related research and development expenses	(951)	(998)	(303)	(322)
Other income (expense), net	(17)	(45)	2	(7)
Income from operations	2,309	2,702	878	882
Interest and dividend income	54	56	16	18
Interest and other finance expense	(230)	(223)	(84)	(64)
Income from continuing operations before taxes	2,133	2,535	810	836
Provision for taxes	(587)	(722)	(237)	(229)
Income from continuing operations, net of tax	1,546	1,813	573	607
Income from discontinued operations, net of tax	14	2	16	–
Net income	1,560	1,815	589	607
Net income attributable to noncontrolling interests	(86)	(86)	(21)	(30)
Net income attributable to ABB	1,474	1,729	568	577

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,460	1,727	552	577
Net income	1,474	1,729	568	577

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.68	0.77	0.26	0.26
Net income	0.68	0.77	0.27	0.26

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.68	0.77	0.26	0.26
Net income	0.68	0.77	0.27	0.26

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,155	2,234	2,135	2,219
Diluted earnings per share attributable to ABB shareholders	2,159	2,239	2,139	2,223

See Notes to the Interim Consolidated Financial Information

8              Q3 2016 Financial Information

—
ABB Ltd Interim Condensed Consolidated Statements of Comprehensive
Income (unaudited)

	Nine months ended		Three months ended
($ in millions)	Sep. 30, 2016	Sep. 30, 2015	Sep. 30, 2016	Sep. 30, 2015
Total comprehensive income, net of tax	1,767	1,162	592	303
Total comprehensive income attributable to noncontrolling interests, net of tax	(87)	(73)	(22)	(21)
Total comprehensive income attributable to ABB shareholders, net of tax	1,680	1,089	570	282

See Notes to the Interim Consolidated Financial Information

9              Q3 2016 Financial Information

—
ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Sep. 30, 2016	Dec. 31, 2015
Cash and equivalents	3,538	4,565
Marketable securities and short-term investments	1,827	1,633
Receivables, net	10,155	10,061
Inventories, net	5,017	4,757
Prepaid expenses	242	225
Deferred taxes	858	881
Other current assets	631	638
Assets held for sale	634	–
Total current assets	22,902	22,760

Property, plant and equipment, net	4,861	5,276
Goodwill	9,639	9,671
Other intangible assets, net	2,102	2,337
Prepaid pension and other employee benefits	69	68
Investments in equity-accounted companies	173	178
Deferred taxes	490	423
Other non-current assets	573	643
Total assets	40,809	41,356

Accounts payable, trade	4,458	4,342
Billings in excess of sales	1,330	1,375
Short-term debt and current maturities of long-term debt	1,402	1,454
Advances from customers	1,591	1,598
Deferred taxes	228	249
Provisions for warranties	1,104	1,089
Other provisions	1,938	1,920
Other current liabilities	3,897	3,817
Liabilities held for sale	229	–
Total current liabilities	16,177	15,844

Long-term debt	6,319	5,985
Pension and other employee benefits	1,810	1,924
Deferred taxes	968	965
Other non-current liabilities	1,622	1,650
Total liabilities	26,896	26,368

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital
(2,214,743,264 and 2,314,743,264 issued shares at September 30, 2016, and December 31, 2015, respectively)	208	1,444
Retained earnings	19,500	20,476
Accumulated other comprehensive loss	(4,652)	(4,858)
Treasury stock, at cost
(78,817,923 and 123,118,123 shares at September 30, 2016, and December 31, 2015, respectively)	(1,616)	(2,581)
Total ABB stockholders’ equity	13,440	14,481
Noncontrolling interests	473	507
Total stockholders’ equity	13,913	14,988
Total liabilities and stockholders’ equity	40,809	41,356

See Notes to the Interim Consolidated Financial Information

10              Q3 2016 Financial Information

—
ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Nine months ended		Three months ended
($ in millions)	Sep. 30, 2016	Sep. 30, 2015	Sep. 30, 2016	Sep. 30, 2015
Operating activities:
Net income	1,560	1,815	589	607
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	853	872	286	284
Deferred taxes	(108)	(26)	19	(7)
Net loss (gain) from sale of property, plant and equipment	(33)	(21)	(25)	(2)
Net loss (gain) from sale of businesses	–	19	–	15
Net loss (gain) from derivatives and foreign exchange	58	(38)	10	54
Other	110	130	41	21
Changes in operating assets and liabilities:
Trade receivables, net	(68)	(201)	163	218
Inventories, net	(261)	(404)	(57)	(103)
Trade payables	153	(128)	(14)	(89)
Accrued liabilities	14	(22)	179	164
Billings in excess of sales	4	90	(5)	(29)
Provisions, net	(5)	(157)	(112)	(50)
Advances from customers	(20)	(6)	2	52
Income taxes payable and receivable	123	(73)	2	15
Other assets and liabilities, net	35	(26)	3	23
Net cash provided by operating activities	2,415	1,824	1,081	1,173

Investing activities:
Purchases of marketable securities (available-for-sale)	(821)	(1,098)	(410)	(236)
Purchases of short-term investments	(2,172)	(546)	(803)	(65)
Purchases of property, plant and equipment and intangible assets	(532)	(547)	(184)	(189)
Acquisition of businesses (net of cash acquired)
and increases in cost- and equity-accounted companies	(24)	(44)	(5)	(3)
Proceeds from sales of marketable securities (available-for-sale)	773	379	735	20
Proceeds from maturity of marketable securities (available-for-sale)	539	627	–	133
Proceeds from short-term investments	1,450	628	917	116
Proceeds from sales of property, plant and equipment	52	44	24	20
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost- and equity-accounted companies	(1)	69	(3)	68
Net cash from settlement of foreign currency derivatives	(34)	208	(13)	23
Other investing activities	13	15	5	–
Net cash provided by (used in) investing activities	(757)	(265)	263	(113)

Financing activities:
Net changes in debt with original maturities of 90 days or less	9	75	(282)	(341)
Increase in debt	905	55	53	4
Repayment of debt	(735)	(78)	(71)	(16)
Delivery of shares	143	107	142	–
Purchase of treasury stock	(1,299)	(1,048)	(102)	(150)
Dividends paid	–	(1,357)	–	–
Reduction in nominal value of common shares paid to shareholders	(1,610)	(392)	(1,610)	(392)
Dividends paid to noncontrolling shareholders	(121)	(131)	(14)	(26)
Other financing activities	(21)	(18)	(9)	(24)
Net cash used in financing activities	(2,729)	(2,787)	(1,893)	(945)

Effects of exchange rate changes on cash and equivalents	44	(245)	2	(99)
Net change in cash and equivalents – continuing operations	(1,027)	(1,473)	(547)	16

Cash and equivalents, beginning of period	4,565	5,443	4,085	3,954
Cash and equivalents, end of period	3,538	3,970	3,538	3,970

Supplementary disclosure of cash flow information:
Interest paid	144	151	21	21
Taxes paid	591	836	230	220

See Notes to the Interim Consolidated Financial Information

11              Q3 2016 Financial Information

—
ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid‑in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available‑for‑sale securities	Pension and other post‑ retirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity

Balance at January 1, 2015	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815
Comprehensive income:
Net income		1,729							1,729	86	1,815
Foreign currency translation
adjustments, net of tax of $(3)			(831)				(831)		(831)	(13)	(844)
Effect of change in fair value of
available-for-sale securities,
net of tax of $0				(2)			(2)		(2)		(2)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $65					179		179		179		179
Change in derivatives qualifying as
cash flow hedges, net of tax of $(1)						14	14		14		14
Total comprehensive income									1,089	73	1,162
Changes in noncontrolling interests									–	(2)	(2)
Dividends paid to
noncontrolling shareholders									–	(137)	(137)
Dividends paid		(1,317)							(1,317)		(1,317)
Reduction in nominal value of common
shares paid to shareholders	(349)	(54)							(403)		(403)
Share-based payment arrangements	43								43		43
Purchase of treasury stock								(1,047)	(1,047)		(1,047)
Delivery of shares	(17)							124	107		107
Call options	4								4		4
Balance at September 30, 2015	1,458	20,297	(2,933)	11	(1,952)	(7)	(4,881)	(2,129)	14,745	480	15,225

Balance at January 1, 2016	1,444	20,476	(3,135)	7	(1,719)	(11)	(4,858)	(2,581)	14,481	507	14,988
Comprehensive income:
Net income		1,474							1,474	86	1,560
Foreign currency translation
adjustments, net of tax of $11			97				97		97	1	98
Effect of change in fair value of
available-for-sale securities,
net of tax of $1				7			7		7		7
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $23					89		89		89		89
Change in derivatives qualifying as
cash flow hedges, net of tax of $4						13	13		13		13
Total comprehensive income									1,680	87	1,767
Dividends paid to
noncontrolling shareholders									–	(121)	(121)
Reduction in nominal value of common
shares paid to shareholders	(1,224)	(402)							(1,626)		(1,626)
Cancellation of treasury shares	(40)	(2,007)						2,047	–		–
Share-based payment arrangements	37								37		37
Purchase of treasury stock								(1,280)	(1,280)		(1,280)
Delivery of shares	(14)	(41)						198	143		143
Call options	5								5		5
Balance at September 30, 2016	208	19,500	(3,038)	14	(1,630)	2	(4,652)	(1,616)	13,440	473	13,913

See Notes to the Interim Consolidated Financial Information

12              Q3 2016 Financial Information

—

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1 The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids serving customers in utilities, industry and transport & infrastructure globally.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2015.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•   assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•   estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, self-insurance reserves, regulatory and other proceedings,

•   assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•   estimates used to record expected costs for employee severance in connection with restructuring programs,

•   recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•   growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•   assumptions used in determining inventory obsolescence and net realizable value,

•   estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•   growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•   assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In September 2016, the Company announced an agreement to divest its cables business. The assets and liabilities of this business are shown as assets and liabilities held for sale in the Company’s Interim Consolidated Balance Sheet at September 30, 2016.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated.

Note 2 Recent accounting pronouncements
Applicable for current periods

Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent)

As of January 1, 2016, the Company adopted an accounting standard update regarding fair value disclosures for certain investments. Under the update, the Company is no longer required to categorize within the fair value hierarchy any investments for which fair value is measured using the net asset value per share practical expedient. The amendments also removed the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the Company has elected to measure the fair value using that practical expedient. This update was applied retrospectively and did not have a significant impact on the consolidated financial statements.

Simplifying the measurement of inventory

As of January 1, 2016, the Company early-adopted an accounting standard update simplifying the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out and the retail inventory methods. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The update was applied prospectively and did not have a significant impact on the consolidated financial statements.

13            Q3 2016 Financial Information

Applicable for future periods

Revenue from  contracts  with  customers

In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Further updates were issued in 2016 to clarify the guidance on identifying performance obligations and licensing, to enhance the implementation guidance on principal versus agent considerations and to add other practical expedients.

In August 2015, the effective date for the update was deferred and the update is now effective for the Company for annual and interim periods beginning January 1, 2018, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). Early adoption of the standard is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company currently plans to adopt these updates as of January 1, 2018, pursuant to the aforementioned adoption method (ii) and currently does not anticipate these updates will have a significant impact on its consolidated financial statements. The Company continues to evaluate the expected impacts of the adoption of these updates and the expected impacts are subject to change.

Balance sheet classification of deferred taxes

In November 2015, an accounting standard update was issued which removes the requirement to separate deferred tax liabilities and assets into current and noncurrent amounts and instead requires all such amounts, as well as any related valuation allowance, to be classified as noncurrent in the balance sheet. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted, and is applicable either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company will adopt this update as of January 1, 2017, on a retrospective basis and expects the balance of deferred tax assets and liabilities to decrease by approximately USD 300 million due to additional netting impacts.

Recognition and measurement of financial assets and financial liabilities

In January 2016, an accounting standard update was issued to enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. For example, the Company would be required to measure equity investments (except those accounted for under the equity method) at fair value with changes in fair value recognized in net income and to present separately financial assets and financial liabilities by measurement category and form of financial asset. This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted for certain provisions. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Leases

In February 2016, an accounting standard update was issued that requires lessees to recognize lease assets and corresponding lease liabilities on the balance sheet for all leases with terms of more than 12 months. The update, which supersedes existing lease guidance, will continue to classify leases as either finance or operating, with the classification determining the pattern of expense recognition in the income statement. This update is effective for the Company for annual and interim periods beginning January 1, 2019, with early adoption permitted, and is applicable on a modified retrospective basis with various optional practical expedients. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Simplifying the transition to the equity method of accounting

In March 2016, an accounting standard update was issued which eliminates the retroactive adjustments to an investment upon it qualifying for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence by the investor. It requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment qualifies for equity method accounting. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted, and is applicable prospectively. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Improvements to employee share-based payment accounting

In March 2016, an accounting standard update was issued which changes the accounting for certain aspects of share-based payment awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as the classification in the statement of cash flows. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Measurement of credit losses on financial instruments

In June 2016, an accounting standard update was issued which replaces the existing incurred loss impairment methodology for most financial assets with a new “current expected credit loss” model. The

14            Q3 2016 Financial Information

new model will result in the immediate recognition of the estimated credit losses expected to occur over the remaining life of financial assets such as trade and other receivables, held-to-maturity debt securities, loans and other instruments. Credit losses relating to available-for-sale debt securities will be measured in a manner similar to current GAAP, except that the losses will be recorded through an allowance for credit losses rather than as a direct write-down of the security.

This update is effective for the Company for annual and interim periods beginning January 1, 2020, with early adoption permitted for annual and interim periods beginning January 1, 2019. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Classification of certain cash receipts and cash payments in the statement of cash flows

In August 2016, an accounting standard update was issued which clarifies how certain cash receipts and cash payments, including debt prepayment or extinguishment costs, the settlement of zero coupon debt instruments, contingent consideration paid after a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization, should be presented and classified in the statement of cash flows. This update is effective for the Company for annual and interim periods beginning January 1, 2018 on a retrospective basis, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Income taxes – Intra-entity transfers of assets other than inventory

In October 2016, an accounting standard update was issued that requires the Company to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs instead of when the asset has been sold to an outside party. This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted, and is applicable on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Note 3 Cash and equivalents, marketable securities and short-term investments
Current assets	Cash and equivalents, marketable securities and short-term investments consisted of the following:

	September 30, 2016
		Gross	Gross			Marketable securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,758			1,758	1,758	–
Time deposits	2,580			2,580	1,780	800
Other short-term investments	230			230	–	230
Debt securities available-for-sale:
U.S. government obligations	220	3	(1)	222	–	222
European government obligations	13	–	–	13	–	13
Other government obligations	2	–	–	2	–	2
Corporate	95	3	–	98	–	98
Equity securities available-for-sale	449	13	–	462	–	462
Total	5,347	19	(1)	5,365	3,538	1,827

	December 31, 2015
		Gross	Gross			Marketable securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,837			1,837	1,837	–
Time deposits	2,821			2,821	2,717	104
Other short-term investments	231			231	–	231
Debt securities available-for-sale:
U.S. government obligations	120	2	(1)	121	–	121
Other government obligations	2	–	–	2	–	2
Corporate	519	1	(1)	519	11	508
Equity securities available-for-sale	658	9	–	667	–	667
Total	6,188	12	(2)	6,198	4,565	1,633

Included in Other short-term investments at September 30, 2016, and December 31, 2015, are receivables of $229 million and $224 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities. At September 30, 2016, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $84 million, $10 million and $94 million, respectively. At December 31, 2015, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities

15            Q3 2016 Financial Information

were $99 million, $11 million and $110 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 4 Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options, indexed to the shares of the Company, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts at
($ in millions)	September 30, 2016	December 31, 2015	September 30, 2015
Foreign exchange contracts	16,381	16,467	17,501
Embedded foreign exchange derivatives	2,919	2,966	3,138
Interest rate contracts	3,348	4,302	2,789

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

Type of derivative	Unit	Total notional amounts at
		September 30, 2016	December 31, 2015	September 30, 2015
Copper swaps	metric tonnes	54,321	48,903	49,141
Aluminum swaps	metric tonnes	4,950	5,455	6,912
Nickel swaps	metric tonnes	–	18	–
Lead swaps	metric tonnes	18,025	14,625	15,850
Zinc swaps	metric tonnes	150	225	300
Silver swaps	ounces	1,885,370	1,727,255	1,566,590
Crude oil swaps	barrels	122,000	133,500	128,200

Equity derivatives

At September 30, 2016, December 31, 2015, and September 30, 2015, the Company held 49 million, 55 million and 56 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $28 million, $13 million and $10 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At September 30, 2016, and December 31, 2015, “Accumulated other comprehensive loss” included net unrealized gains of $2 million and net unrealized losses of $11 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at September 30, 2016, net gains of $4 million are expected to be reclassified to earnings in the following 12 months. At September 30, 2016, the longest maturity of a derivative classified as a cash flow hedge was 42 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the nine and three months ended September 30, 2016 and 2015.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

16            Q3 2016 Financial Information

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI
($ in millions)	on derivatives (effective portion)			into income (effective portion)
Nine months ended September 30,	2016	2015		2016	2015
Type of derivative:			Location:
Foreign exchange contracts	8	(7)	Total revenues	(9)	(31)
			Total cost of sales	9	8
Commodity contracts	1	(6)	Total cost of sales	(2)	(7)
Cash-settled call options	18	(10)	SG&A expenses(1)	12	(6)
Total	27	(23)		10	(36)

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI
($ in millions)	on derivatives (effective portion)			into income (effective portion)
Three months ended September 30,	2016	2015		2016	2015
Type of derivative:			Location:
Foreign exchange contracts	8	9	Total revenues	(3)	(7)
			Total cost of sales	2	3
Commodity contracts	–	(4)	Total cost of sales	1	(3)
Cash-settled call options	15	(3)	SG&A expenses(1)	11	(2)
Total	23	2		11	(9)

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

The amounts in respect of gains (losses) recognized in income for hedge ineffectiveness and amounts excluded from effectiveness testing were not significant for the nine and three months ended September 30, 2016 and 2015.

Net derivative gains of $9 million and net derivative losses of $28 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the nine months ended September 30, 2016 and 2015, respectively. During the three months ended September 30, 2016 and 2015, net derivative gains of $9 million and net derivative losses of $7 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the nine and three months ended September 30, 2016 and 2015, was not significant.

The effect of interest rate contracts, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

17            Q3 2016 Financial Information

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2016	2015	2016	2015
Gains (losses) recognized in Interest and other finance expense:
- on derivatives designated as fair value hedges	32	30	(16)	28
- on hedged item	(30)	(27)	17	(28)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

Type of derivative not	Gains (losses) recognized in income
designated as a hedge		Nine months ended September 30,		Three months ended September 30,
($ in millions)	Location	2016	2015	2016	2015
Foreign exchange contracts	Total revenues	(19)	(226)	(42)	(273)
	Total cost of sales	(69)	56	(10)	128
	SG&A expenses(1)	(5)	9	–	–
	Non-order related research
	and development	(1)	(1)	–	1
	Interest and other finance expense	(45)	248	3	22
Embedded foreign exchange	Total revenues	(41)	138	8	112
contracts	Total cost of sales	7	(24)	1	(12)
	SG&A expenses(1)	1	(2)	–	(8)
Commodity contracts	Total cost of sales	15	(47)	5	(30)
Other	Interest and other finance expense	2	(2)	3	(2)
Total		(155)	149	(32)	(62)

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	September 30, 2016
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	12	1	5	4
Commodity contracts	1	–	–	–
Interest rate contracts	–	124	–	–
Cash-settled call options	16	12	–	–
Total	29	137	5	4

Derivatives not designated as hedging instruments:
Foreign exchange contracts	111	16	183	71
Commodity contracts	10	3	8	2
Embedded foreign exchange derivatives	51	28	50	28
Total	172	47	241	101
Total fair value	201	184	246	105

18            Q3 2016 Financial Information

	December 31, 2015
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	15	10	8	16
Commodity contracts	–	–	3	–
Interest rate contracts	6	86	–	–
Cash-settled call options	8	5	–	–
Total	29	101	11	16

Derivatives not designated as hedging instruments:
Foreign exchange contracts	172	32	237	81
Commodity contracts	2	–	29	9
Cross-currency interest rate swaps	–	–	–	1
Embedded foreign exchange derivatives	94	53	41	27
Total	268	85	307	118
Total fair value	297	186	318	134

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at September 30, 2016, and December 31, 2015, have been presented on a gross basis.

The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions. At September 30, 2016, and December 31, 2015, information related to these offsetting arrangements was as follows:

($ in millions)	September 30, 2016
		Derivative liabilities
Type of agreement or	Gross amount of	eligible for set-off in	Cash collateral	Non-cash collateral
similar arrangement	recognized assets	case of default	received	received	Net asset exposure
Derivatives	306	(165)	–	–	141
Reverse repurchase
agreements	229	–	–	(229)	–
Total	535	(165)	–	(229)	141

($ in millions)	September 30, 2016
		Derivative liabilities
Type of agreement or	Gross amount of	eligible for set-off in	Cash collateral	Non-cash collateral
similar arrangement	recognized liabilities	case of default	pledged	pledged	Net liability exposure
Derivatives	273	(165)	–	–	108
Total	273	(165)	–	–	108

($ in millions)	December 31, 2015
		Derivative liabilities
Type of agreement or	Gross amount of	eligible for set-off in	Cash collateral	Non-cash collateral
similar arrangement	recognized assets	case of default	received	received	Net asset exposure
Derivatives	336	(215)	–	–	121
Reverse repurchase
agreements	224	–	–	(224)	–
Total	560	(215)	–	(224)	121

($ in millions)	December 31, 2015
		Derivative liabilities
Type of agreement or	Gross amount of	eligible for set-off in	Cash collateral	Non-cash collateral
similar arrangement	recognized liabilities	case of default	pledged	pledged	Net liability exposure
Derivatives	384	(215)	(3)	–	166
Total	384	(215)	(3)	–	166

19            Q3 2016 Financial Information

Note 5 Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:  Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Level 2:  Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3:  Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures	The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	September 30, 2016
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	462	–	462
Debt securities—U.S. government obligations	222	–	–	222
Debt securities—European government obligations	13	–	–	13
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	98	–	98
Derivative assets—current in “Other current assets”	–	201	–	201
Derivative assets—non-current in “Other non-current assets”	–	184	–	184
Total	235	947	–	1,182

Liabilities
Derivative liabilities—current in “Other current liabilities”	–	246	–	246
Derivative liabilities—non-current in “Other non-current liabilities”	–	105	–	105
Total	–	351	–	351

20            Q3 2016 Financial Information

	December 31, 2015
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	–	11	–	11
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	667	–	667
Debt securities—U.S. government obligations	121	–	–	121
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	508	–	508
Derivative assets—current in “Other current assets”	1	296	–	297
Derivative assets—non-current in “Other non-current assets”	–	186	–	186
Total	122	1,670	–	1,792

Liabilities
Derivative liabilities—current in “Other current liabilities”	3	315	–	318
Derivative liabilities—non-current in “Other non-current liabilities”	–	134	–	134
Total	3	449	–	452

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

 ●   Available-for-sale securities in “Cash and equivalents” and “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

 ●    Derivatives:  The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures	There were no significant non-recurring fair value measurements during the nine and three months ended September 30, 2016 and 2015.

Disclosure about financial instruments carried on a cost basis	The fair values of financial instruments carried on a cost basis were as follows:

	September 30, 2016
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,758	1,758	–	–	1,758
Time deposits	1,780	–	1,780	–	1,780
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	800	–	800	–	800
Receivables under reverse repurchase agreements	229	–	229	–	229
Other short-term investments	1	1	–	–	1
Other non-current assets:
Loans granted	30	–	32	–	32
Held-to-maturity securities	84	–	94	–	94
Restricted cash deposits	89	61	28	–	89

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	1,385	1,104	281	–	1,385
Long-term debt (excluding capital lease obligations)	6,220	5,857	765	–	6,622
Non-current deposit liabilities in “Other non-current liabilities”	108	–	120	–	120

21            Q3 2016 Financial Information

	December 31, 2015
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,837	1,837	–	–	1,837
Time deposits	2,717	–	2,717	–	2,717
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	104	–	104	–	104
Receivables under reverse repurchase agreements	224	–	224	–	224
Other short-term investments	7	7	–	–	7
Other non-current assets:
Loans granted	29	–	30	–	30
Held-to-maturity securities	99	–	110	–	110
Restricted cash deposits	176	55	138	–	193

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	1,427	614	817	–	1,431
Long-term debt (excluding capital lease obligations)	5,899	5,307	751	–	6,058
Non-current deposit liabilities in “Other non-current liabilities”	215	–	244	–	244

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

 ●   Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature.

 ●   Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 3) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs) and restricted cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

 ●   Short-term debt and current maturities of long-term debt (excluding capital lease obligations): Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.

 ●   Long-term debt (excluding capital lease obligations): Fair values of bonds are determined using quoted market prices (Level 1 inputs), if available. For bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

 ●   Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 6 Commitments and contingencies

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment).

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. With respect to these matters, management is cooperating fully with the authorities. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At both September 30, 2016, and December 31, 2015, the Company had aggregate liabilities of $160 million, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

22            Q3 2016 Financial Information

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected outcomes.

Maximum potential payments ($ in millions)	September 30, 2016	December 31, 2015
Performance guarantees	193	209
Financial guarantees	69	77
Indemnification guarantees	72	50
Total	334	336

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at September 30, 2016, and December 31, 2015, were not significant.

The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees, which have various maturities up to 2020, mainly consist of performance guarantees whereby (i) the Company guarantees the performance of a third party’s product or service according to the terms of a contract and (ii) as member of a consortium that includes third parties, the Company guarantees not only its own performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original maturity dates for the majority of these performance guarantees range from one to six years.

Commercial commitments

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. At September 30, 2016, and December 31, 2015, the total outstanding performance bonds aggregated to $8.5 billion and $9.5 billion, respectively. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the nine and three months ended September 30, 2016 and 2015.

Product and order-related contingencies The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.
The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2016	2015
Balance at January 1,	1,089	1,148
Claims paid in cash or in kind	(197)	(191)
Net increase in provision for changes in estimates, warranties issued and warranties expired	199	170
Exchange rate differences	13	(60)
Balance at September 30,	1,104	1,067

Note 7 Debt	The Company’s total debt at September 30, 2016, and December 31, 2015, amounted to $7,721 million and $7,439 million, respectively.
Short-term debt and current maturities of long-term debt	The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	September 30, 2016	December 31, 2015
Short-term debt	313	278
Current maturities of long-term debt	1,089	1,176
Total	1,402	1,454

23            Q3 2016 Financial Information

Short-term debt primarily represented issued commercial paper and short-term loans from various banks. At September 30, 2016, and December 31, 2015, $180 million and $132 million, respectively, was outstanding under the $2 billion commercial paper program in the United States.

In May 2016, the Company exercised its option to extend the maturity of its $2 billion multicurrency revolving credit facility to 2021. No amount was drawn at September 30, 2016, and December 31, 2015. The facility contains cross default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

In June 2016, the Company repaid at maturity the USD 600 million 2.5% Notes.

Long-term debt	The Company’s long-term debt at September 30, 2016, and December 31, 2015, amounted to $6,319 million and $5,985 million, respectively.

Outstanding bonds (including maturities within the next 12 months) were as follows:
	September 30, 2016			December 31, 2015
(in millions)	Nominal outstanding		Carrying value(1)	Nominal outstanding		Carrying value(1)
Bonds:
2.5% USD Notes, due 2016			–	USD	600	$599
1.25% CHF Bonds, due 2016	CHF	500	$514	CHF	500	$510
1.625% USD Notes, due 2017	USD	500	$499	USD	500	$499
4.25% AUD Notes, due 2017	AUD	400	$308	AUD	400	$297
1.50% CHF Bonds, due 2018	CHF	350	$358	CHF	350	$352
2.625% EUR Instruments, due 2019	EUR	1,250	$1,394	EUR	1,250	$1,363
4.0% USD Notes, due 2021	USD	650	$642	USD	650	$641
2.25% CHF Bonds, due 2021	CHF	350	$393	CHF	350	$383
5.625% USD Notes, due 2021	USD	250	$275	USD	250	$279
2.875% USD Notes, due 2022	USD	1,250	$1,312	USD	1,250	$1,275
0.625% EUR Notes, due 2023	EUR	700	$778			–
4.375% USD Notes, due 2042	USD	750	$722	USD	750	$722
Total			$7,195			$6,920

(1) USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.

In May 2016, the Company issued notes with an aggregate principal of EUR 700 million, due 2023. The notes pay interest annually in arrears at a fixed rate of 0.625 percent per annum. The Company recorded net proceeds (after underwriting fees) of EUR 697 million (equivalent to approximately $807 million on date of issuance).

In October 2016, the Company repaid at maturity the CHF 500 million 1.25% Bonds (equivalent to approximately $506 million at date of payment).

Note 8 Employee benefits

The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

($ in millions)	Defined pension benefits		Other postretirement benefits
Nine months ended September 30,	2016	2015	2016	2015
Service cost	191	203	1	1
Interest cost	213	231	4	6
Expected return on plan assets	(306)	(345)	–	–
Amortization of prior service cost (credit)	30	28	(8)	(6)
Amortization of net actuarial loss	65	95	–	1
Curtailments, settlements and special termination benefits	2	1	–	–
Net periodic benefit cost	195	213	(3)	2

24            Q3 2016 Financial Information

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended September 30,	2016	2015	2016	2015
Service cost	65	66	1	–
Interest cost	71	76	1	2
Expected return on plan assets	(102)	(112)	–	–
Amortization of prior service cost (credit)	9	9	(2)	(2)
Amortization of net actuarial loss	22	40	–	–
Curtailments, settlements and special termination benefits	1	1	–	–
Net periodic benefit cost	66	80	–	–

Employer contributions were as follows:

($ in millions)	Defined pension benefits		Other postretirement benefits
Nine months ended September 30,	2016	2015	2016	2015
Total contributions to defined benefit pension and other postretirement benefit plans	184	155	9	11
Of which, discretionary contributions to defined benefit pension plans	–	10	–	–

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended September 30,	2016	2015	2016	2015
Total contributions to defined benefit pension and other postretirement benefit plans	44	56	3	4
Of which, discretionary contributions to defined benefit pension plans	–	10	–	–

During the nine months ended September 30, 2016, total contributions included available-for-sale debt securities, having a fair value at the contribution date of $40 million, contributed to certain of the Company’s pension plans in Germany.

The Company expects to make contributions totaling approximately $252 million and $15 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2016.

Note 9 Stockholders’ equity

Between September 2014 and September 2016, the Company executed a share buyback program for the purchase of up to $4 billion of its own shares and on September 30, 2016, announced that it had completed this program. Over the period of the share buyback, the Company purchased a total of 146.595 million shares (for approximately $3 billion) for cancellation and 24.740 million shares (for approximately $0.5 billion) to support its employee share programs. The shares acquired for cancellation were purchased through a separate trading line on the SIX Swiss Exchange (on which only the Company could purchase shares), while shares acquired for delivery under employee share programs were acquired through the ordinary trading line.

In the nine months ended September 30, 2016, under the share buyback program, the Company purchased 60.370 million shares for cancellation and 4.940 million shares to support its employee share programs. No shares were bought in the third quarter of 2016. In the nine months ended September 30, 2016, these transactions resulted in an increase in Treasury stock of $1,280 million. In the nine months ended September 30, 2015, the Company purchased 40.290 million shares for cancellation and 8.700 million shares to support its employee share programs, of which 4.860 million shares were purchased for cancellation in the three months ended September 30, 2015 (no shares were purchased for employee share programs in the third quarter of 2015). In the nine and three months ended September 30, 2015, these transactions resulted in an increase in Treasury stock of $1,047 million and $95 million, respectively.

At the Annual General Meeting of Shareholders on April 21, 2016, shareholders approved the proposal of the Board of Directors to reduce the share capital of the Company by cancelling 100 million shares which were bought back under the share buyback program. This cancellation was completed in July 2016, resulting in a decrease in Treasury stock of $2,047 million and a corresponding total decrease in Capital stock and additional paid-in capital and in Retained earnings.

Also at the Annual General Meeting of Shareholders on April 21, 2016, shareholders approved the proposal of the Board of Directors to distribute 0.74 Swiss francs per share to shareholders by way of a nominal value reduction (reduction in the par value of each share) from 0.86 Swiss francs to 0.12 Swiss francs. In July 2016, the nominal value reduction was registered in the commercial register of the canton of Zurich, Switzerland, and was paid. The Company recorded a reduction in Capital stock and additional paid-in capital of $1,224 million and a reduction in Retained earnings of $402 million in relation to the nominal value reduction.

In the third quarter of 2016, the Company delivered 8.9 million shares of treasury stock for options exercised in connection with its management incentive plan for a total of $142 million in proceeds.

In October 2016, the Company announced a new share buyback program for the purchase of up to $3 billion of its own shares from 2017 to 2019.

25            Q3 2016 Financial Information

Note 10 Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share
	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2016	2015	2016	2015
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,460	1,727	552	577
Income from discontinued operations, net of tax	14	2	16	–
Net income	1,474	1,729	568	577

Weighted-average number of shares outstanding (in millions)	2,155	2,234	2,135	2,219

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.68	0.77	0.26	0.26
Income from discontinued operations, net of tax	–	–	0.01	–
Net income	0.68	0.77	0.27	0.26

Diluted earnings per share
	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2016	2015	2016	2015
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,460	1,727	552	577
Income from discontinued operations, net of tax	14	2	16	–
Net income	1,474	1,729	568	577

Weighted-average number of shares outstanding (in millions)	2,155	2,234	2,135	2,219
Effect of dilutive securities:
Call options and shares	4	5	4	4
Adjusted weighted-average number of shares outstanding (in millions)	2,159	2,239	2,139	2,223

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.68	0.77	0.26	0.26
Income from discontinued operations, net of tax	–	–	0.01	–
Net income	0.68	0.77	0.27	0.26

Note 11 Reclassifications out of accumulated other comprehensive loss	The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

		Unrealized gains	Pension and	Unrealized gains
	Foreign currency	(losses) on	other	(losses) of cash
	translation	available-for-sale	postretirement	flow hedge
($ in millions)	adjustments	securities	plan adjustments	derivatives	Total OCI
Balance at January 1, 2015	(2,102)	13	(2,131)	(21)	(4,241)
Other comprehensive (loss) income
before reclassifications	(844)	(3)	91	(14)	(770)
Amounts reclassified from OCI	–	1	88	28	117
Total other comprehensive (loss) income	(844)	(2)	179	14	(653)

Less:
Amounts attributable to noncontrolling interests	(13)	–	–	–	(13)
Balance at September 30, 2015	(2,933)	11	(1,952)	(7)	(4,881)

26            Q3 2016 Financial Information

		Unrealized gains	Pension and	Unrealized gains
	Foreign currency	(losses) on	other	(losses) of cash
	translation	available-for-sale	postretirement	flow hedge
($ in millions)	adjustments	securities	plan adjustments	derivatives	Total OCI
Balance at January 1, 2016	(3,135)	7	(1,719)	(11)	(4,858)
Other comprehensive (loss) income
before reclassifications	98	8	22	22	150
Amounts reclassified from OCI	–	(1)	67	(9)	57
Total other comprehensive (loss) income	98	7	89	13	207

Less:
Amounts attributable to noncontrolling interests	1	–	–	–	1
Balance at September 30, 2016	(3,038)	14	(1,630)	2	(4,652)

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments:

		Nine months ended		Three months ended
($ in millions)	Location of (gains) losses	September 30,		September 30,
Details about OCI components	reclassified from OCI	2016	2015	2016	2015
Pension and other postretirement plan adjustments:
Amortization of prior service cost	Net periodic benefit cost(1)	22	22	7	7
Amortization of net actuarial loss	Net periodic benefit cost(1)	65	96	22	40
Total before tax		87	118	29	47
Tax	Provision for taxes	(20)	(30)	(7)	(14)
Amounts reclassified from OCI		67	88	22	33

Unrealized gains (losses) of cash flow hedge derivatives:
Foreign exchange contracts	Total revenues	9	31	3	7
	Total cost of sales	(9)	(8)	(2)	(3)
Commodity contracts	Total cost of sales	2	7	(1)	3
Cash-settled call options	SG&A expenses(2)	(12)	6	(11)	2
Total before tax		(10)	36	(11)	9
Tax	Provision for taxes	1	(8)	2	(2)
Amounts reclassified from OCI		(9)	28	(9)	7

(1) These  components  are  included  in  the  computation  of  net  periodic  benefit  cost  (see  Note  8).

(2) SG&A expenses represent “Selling, general and administrative expenses”.

The amounts in respect of Unrealized gains (losses) on available-for-sale securities were not significant for the nine and three months ended September 30, 2016 and 2015.

Note 12 Restructuring and related expenses
White Collar Productivity program

In September 2015, the Company announced a two-year program aimed at making the Company leaner, faster and more customer-focused. Planned productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. In the course of this program, the Company will implement and execute various restructuring initiatives across all operating segments and regions.

The following table outlines the costs incurred in the nine and three months ended September 30, 2016, the cumulative costs incurred to date and the total amount of costs expected to be incurred under the program per operating segment:

	Costs incurred in the	Costs incurred in the	Cumulative costs
	nine months ended	three months ended	incurred up to
($ in millions)	September 30, 2016	September 30, 2016	September 30, 2016	Total expected costs(1)
Electrification Products	25	(7)	98	103
Discrete Automation and Motion	33	(9)	78	82
Process Automation	73	(9)	169	179
Power Grids	50	(10)	120	125
Corporate and Other	49	(4)	135	142
Total	230	(39)	600	631

(1) Total expected costs have been recast to reflect the reorganization of the Company’s operating segments as outlined in Note 13.

During the nine months ended September 30, 2016, the total expected program costs were reduced by $221 million due to higher attrition rates and a favorable change in average severance costs per person across all operating segments. The variances in average severance costs were primarily due to more precise cost estimates being computed after determining the specific country locations of affected employees.

Of the total expected costs of $631 million, the majority is related to employee severance costs.

27            Q3 2016 Financial Information

The Company recorded the following expenses under this program:

	Nine months ended		Three months ended		Cumulative costs
	September 30,		September 30,		incurred up to
($ in millions)	2016	2015	2016	2015	September 30, 2016
Employee severance costs	229	18	(39)	18	593
Estimated contract settlement, loss order and other costs	1	–	–	–	6
Inventory and long-lived asset impairments	–	–	–	–	1
Total	230	18	(39)	18	600

Expenses associated with this program are recorded in the following line items in the Consolidated Income Statements:

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2016	2015	2016	2015
Total cost of sales	139	9	(20)	9
Selling, general and administrative expenses	77	4	(13)	4
Non-order related research and development expenses	7	4	(3)	4
Other income (expense), net	7	1	(3)	1
Total	230	18	(39)	18

Liabilities associated with the White Collar Productivity program are primarily included in “Other provisions”. The following table shows the activity from the beginning of the program to September 30, 2016, by expense type.

	Employee	Contract settlement,
($ in millions)	severance costs	loss order and other costs	Total
Liability at January 1, 2015	–	–	–
Expenses	364	5	369
Cash payments	(34)	(1)	(35)
Liability at December 31, 2015	330	4	334
Expenses	301	1	302
Cash payments	(83)	(2)	(85)
Change in estimates	(72)	–	(72)
Exchange rate differences	1	–	1
Liability at September 30, 2016	477	3	480

The change in estimates of $72 million, $44 million of which was recorded in the three months ended September 30, 2016, results from higher attrition rates and a reduction in average severance costs per person. The reduction in the liability was recorded in income from operations, primarily as reductions in cost of sales of $34 million and in selling, general and administrative expenses of $27 million, and resulted in an increase in earnings per share (basic and diluted) of approximately $0.02 and $0.01 for the nine and three months ended September 30, 2016, respectively.

Other restructuring-related activities

In the nine months ended September 30, 2016  and 2015, the Company executed various other minor restructuring‑related activities and incurred expenses of $91 million and $112 million, respectively. In the three months ended September 30, 2016 and 2015, these expenses amounted to $24 million and $28 million, respectively. These expenses mainly related to employee severance costs and were primarily recorded in “Total cost of sales”.

28            Q3 2016 Financial Information

Note 13 Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Electrification Products, Discrete Automation and Motion, Process Automation and Power Grids. The remaining operations of the Company are included in Corporate and Other.

Effective January 1, 2016, the Company reorganized its operating segments with the aim of delivering more customer value in a better, more focused way from its combined power and automation offering. The new Electrification Products segment includes the business of the former Low Voltage Products segment and the Medium Voltage Products business from the former Power Products segment. The Process Automation segment has been expanded to include the Distributed Control Systems business from the former Power Systems segment, while the remaining businesses of the former Power Products and Power Systems segments were combined to form the new Power Grids segment. There were no significant changes to the Discrete Automation and Motion segment.

In addition, commencing in 2016, the Company changed its method of allocating income taxes to its operating segments whereby tax assets are primarily accounted for in Corporate and Other. As a result, certain amounts relating to current and deferred tax assets previously reported within the total segment assets of each individual operating segment have been allocated to Corporate and Other.

The segment information for the nine and three months ended September 30, 2015 and at December 31, 2015, has been recast to reflect these organizational and allocation changes.

A description of the types of products and services provided by each reportable segment is as follows:

 ●   Electrification Products: manufactures and sells products and services including low- and medium-voltage switchgear (air and gas insulated), breakers, switches, control products, DIN rail components, automation and distribution enclosures, wiring accessories and installation material for many kinds of applications.

 ●   Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

 ●   Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

 ●   Power Grids: supplies power and automation products, systems, and service and software solutions for power generation, transmission and distribution to utility, industry, transportation and infrastructure customers. These offerings address evolving grid developments which include the integration of renewables, network control, digital substations, microgrids and asset management. The segment also manufactures a wide range of power, distribution and traction transformers, an array of high-voltage products, including circuit breakers, switchgear, capacitors and power transmission systems.

 ●   Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group Treasury Operations, historical operating activities of certain divested businesses, and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITA, which represents income from operations excluding amortization expense on intangibles arising upon acquisitions (acquisition-related amortization), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITA, and the reconciliations of consolidated Operational EBITA to Income from continuing operations before taxes for the nine and three months ended September 30, 2016 and 2015, as well as total assets at September 30, 2016, and December 31, 2015.

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
	Third-party	Intersegment	Total	Third-party	Intersegment	Total
($ in millions)	revenues	revenues	revenues	revenues	revenues	revenues
Electrification Products	6,426	404	6,830	6,638	450	7,088
Discrete Automation and Motion	6,090	413	6,503	6,383	456	6,839
Process Automation	4,748	113	4,861	5,212	86	5,298
Power Grids	7,530	403	7,933	7,949	565	8,514
Corporate and Other	41	1,160	1,201	57	1,113	1,170
Intersegment elimination	–	(2,493)	(2,493)	–	(2,670)	(2,670)
Consolidated	24,835	–	24,835	26,239	–	26,239

29            Q3 2016 Financial Information

	Three months ended September 30, 2016			Three months ended September 30, 2015
	Third-party	Intersegment	Total	Third-party	Intersegment	Total
($ in millions)	revenues	revenues	revenues	revenues	revenues	revenues
Electrification Products	2,177	131	2,308	2,205	148	2,353
Discrete Automation and Motion	2,076	127	2,203	2,050	170	2,220
Process Automation	1,490	33	1,523	1,635	24	1,659
Power Grids	2,498	138	2,636	2,616	175	2,791
Corporate and Other	14	385	399	13	359	372
Intersegment elimination	–	(814)	(814)	–	(876)	(876)
Consolidated	8,255	–	8,255	8,519	–	8,519

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2016	2015	2016	2015
Operational EBITA:
Electrification Products	1,143	1,161	411	410
Discrete Automation and Motion	896	992	311	335
Process Automation	593	624	187	181
Power Grids	706	581	254	221
Corporate and Other and Intersegment elimination	(243)	(270)	(117)	(66)
Consolidated Operational EBITA	3,095	3,088	1,046	1,081
Acquisition-related amortization	(212)	(237)	(70)	(74)
Restructuring and restructuring-related expenses(1)	(475)	(143)	(39)	(59)
Gains and losses from sale of businesses, acquisition-related expenses
and certain non-operational items	(46)	(44)	(35)	6
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange,
commodities, embedded derivatives)	(43)	80	(8)	(64)
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	11	(50)	(3)	(22)
Unrealized foreign exchange movements on receivables/payables (and
related assets/liabilities)	(21)	8	(13)	14
Income from operations	2,309	2,702	878	882
Interest and dividend income	54	56	16	18
Interest and other finance expense	(230)	(223)	(84)	(64)
Income from continuing operations before taxes	2,133	2,535	810	836

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

	Total assets(1)
($ in millions)	September 30, 2016	December 31, 2015
Electrification Products	10,018	9,474
Discrete Automation and Motion	8,780	9,223
Process Automation	4,490	4,662
Power Grids	9,380	9,422
Corporate and Other	8,141	8,575
Consolidated	40,809	41,356

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only.

Realignment of segments

On October 4, 2016, the Company announced a planned change in the composition of the business portfolio of its four segments, effective January 1, 2017. In addition, two of the segments will be renamed.

The primary portfolio change is that the scope of Electrification Products segment will be expanded to include electric vehicle charging, solar, and power quality businesses from the Discrete Automation and Motion segment.

In addition, the Discrete Automation and Motion segment will be renamed the Robotics and Motion segment while the Process Automation segment will be renamed the Industrial Automation segment.

30            Q3 2016 Financial Information

31            Q3 2016 Financial Information

—

Financial Information

Supplemental Reconciliations and Definitions

The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the nine and three months ended September 30, 2016.

Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Comparable growth rates are also adjusted for changes in our business portfolio. Adjustments to our business portfolio occur due to acquisitions, divestments, or by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the comparable growth rate. Certain portfolio changes which do not qualify as divestments under U.S. GAAP have been treated in a similar manner to divestments. Changes in our portfolio where we have exited certain business activities or customer markets are adjusted as if the relevant business was divested in the period when the decision to cease business activities was taken. We do not adjust for portfolio changes where the relevant business has annualized revenues of less than $50 million.

The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.

Divisional comparable growth rate reconciliation

	Q3 2016 compared to Q3 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-6%	2%	0%	-4%	-2%	2%	0%	0%
Discrete Automation and Motion	-5%	1%	0%	-4%	-1%	1%	0%	0%
Process Automation	-22%	1%	0%	-21%	-8%	1%	0%	-7%
Power Grids	-22%	1%	0%	-21%	-6%	2%	5%	1%
ABB Group	-14%	1%	0%	-13%	-3%	1%	2%	0%

32            Q3 2016 Financial Information

	9M 2016 compared to 9M 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-7%	4%	0%	-3%	-4%	4%	0%	0%
Discrete Automation and Motion	-8%	2%	0%	-6%	-5%	2%	0%	-3%
Process Automation	-22%	3%	0%	-19%	-8%	3%	0%	-5%
Power Grids	-13%	2%	1%	-10%	-7%	3%	4%	0%
ABB Group	-11%	3%	0%	-8%	-5%	3%	1%	-1%

Regional comparable growth rate reconciliation

	Q3 2016 compared to Q3 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Region	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Europe	-20%	1%	1%	-18%	-3%	2%	4%	3%
The Americas	-17%	1%	0%	-16%	-4%	1%	0%	-3%
Asia, Middle East and Africa	-7%	2%	0%	-5%	-2%	2%	0%	0%
ABB Group	-14%	1%	0%	-13%	-3%	1%	2%	0%

	9M 2016 compared to 9M 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Region	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Europe	-10%	2%	0%	-8%	-3%	2%	4%	3%
The Americas	-14%	2%	0%	-12%	-8%	3%	0%	-5%
Asia, Middle East and Africa	-9%	4%	0%	-5%	-5%	3%	0%	-2%
ABB Group	-11%	3%	0%	-8%	-5%	3%	1%	-1%

Order backlog growth rate reconciliation

	September 30, 2016, compared to September 30, 2015
	US$	Foreign
	(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable
Electrification Products	2%	1%	0%	3%
Discrete Automation and Motion	-3%	1%	0%	-2%
Process Automation	-10%	-1%	0%	-11%
Power Grids	0%	1%	1%	2%
ABB Group	-3%	0%	1%	-2%

Other growth rate reconciliations

	Q3 2016 compared to Q3 2015				9M 2016 compared to 9M 2015
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Large orders	-46%	1%	0%	-45%	-38%	0%	1%	-37%
Base orders	-7%	1%	0%	-6%	-5%	3%	0%	-2%
Service orders	-5%	2%	0%	-3%	-1%	3%	0%	2%
Service revenues	4%	1%	0%	5%	0%	3%	0%	3%

33            Q3 2016 Financial Information

Division realignment:

Effective January 1, 2016, we have realigned our organizational structure to better address customer needs and deliver operational efficiency. Our new streamlined structure is comprised of four operating divisions: Power Grids, Electrification Products, Discrete Automation and Motion and Process Automation. In addition, the operations of certain previously divested businesses have been excluded from the results of the four divisions (but are included in the total ABB Group) for the periods prior to their respective divestment. See Note 13 to the Interim Consolidated Financial Information (unaudited) for further details on the realignment.

The following information presents a reconciliation of growth rates of orders and revenues for 2015 compared with 2014 to reflect these organizational changes:

Divisional comparable growth rate reconciliation:

	Q3 2015 compared to Q3 2014
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-15%	11%	0%	-4%	-13%	11%	0%	-2%
Discrete Automation and Motion	-17%	8%	0%	-9%	-16%	9%	0%	-7%
Process Automation	-45%	8%	0%	-37%	-19%	12%	0%	-7%
Power Grids	-16%	11%	-1%	-6%	-6%	11%	1%	6%
ABB Group	-22%	10%	0%	-12%	-13%	10%	1%	-2%

	9M 2015 compared to 9M 2014
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-10%	10%	0%	0%	-10%	11%	0%	1%
Discrete Automation and Motion	-12%	9%	0%	-3%	-10%	9%	0%	-1%
Process Automation	-22%	12%	0%	-10%	-16%	12%	0%	-4%
Power Grids	-4%	13%	0%	9%	-7%	11%	0%	4%
ABB Group	-12%	10%	2%	0%	-11%	10%	2%	1%

Adjusted services and software revenues as a percentage of total revenues

Adjusted services and software revenues as a percentage of total revenues is calculated as Sales of services and software divided by Total revenues, after reducing both amounts by the amount of revenues recorded for businesses which have subsequently been divested. Total revenues are also adjusted when we have exited certain business activities or customer markets as if the relevant business was divested in the period when the decision to cease business activities was taken. We do not adjust for portfolio changes where the relevant business has annualized revenues of less than $50 million.

	Three months ended September 30,
($ in millions, unless otherwise indicated)	2016	2015
Adjusted services and software revenues as a percentage of total revenues
Sales of services and software	1,453	1,403
Adjusted services and software revenues	1,453	1,403
Total revenues	8,255	8,519
Total revenues in divested/exited businesses	–	(139)
Adjusted total revenues	8,255	8,380
Adjusted services and software revenues as a percentage of total revenues	17.6%	16.7%

34            Q3 2016 Financial Information

Operational EBITA margin

Definition

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities). Operational EBITA is our measure of segment profit but is also used by management to evaluate the profitability of the Company as a whole.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Operational revenues

The Company presents Operational revenues solely for the purpose of allowing the computation of Operational EBITA margin. Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets). Operational revenues are not intended to be an alternative measure to Total Revenues, which represent our revenues measured in accordance with U.S. GAAP.

Reconciliation	The following tables provide reconciliations of consolidated Operational EBITA to Net Income and Operational EBITA Margin by division.
Reconciliation of consolidated Operational EBITA to Net Income

\

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2016	2015	2016	2015
Operational EBITA	3,095	3,088	1,046	1,081
Acquisition-related amortization	(212)	(237)	(70)	(74)
Restructuring and restructuring-related expenses(1)	(475)	(143)	(39)	(59)
Gains and losses from sale of businesses, acquisition-related expenses
and certain non-operational items	(46)	(44)	(35)	6
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange,
commodities, embedded derivatives)	(43)	80	(8)	(64)
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	11	(50)	(3)	(22)
Unrealized foreign exchange movements on receivables/payables (and
related assets/liabilities)	(21)	8	(13)	14
Income from operations	2,309	2,702	878	882
Interest and dividend income	54	56	16	18
Interest and other finance expense	(230)	(223)	(84)	(64)
Income from continuing operations before taxes	2,133	2,535	810	836
Provision for taxes	(587)	(722)	(237)	(229)
Income from continuing operations, net of tax	1,546	1,813	573	607
Income from discontinued operations, net of tax	14	2	16	–
Net income	1,560	1,815	589	607

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

35            Q3 2016 Financial Information

Reconciliation of Operational EBITA margin by division

\

	Nine months ended September 30, 2016
					Corporate and
		Discrete			Other and
	Electrification	Automation	Process	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	6,830	6,503	4,861	7,933	(1,292)	24,835
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	2	(5)	12	33	–	42
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(4)	–	7	(5)	–	(2)
Unrealized foreign exchange movements
on receivables (and related assets)	2	3	13	2	1	21
Operational revenues	6,830	6,501	4,893	7,963	(1,291)	24,896

Income (loss) from operations	1,016	742	452	554	(455)	2,309
Acquisition-related amortization	72	91	9	27	13	212
Restructuring and
restructuring-related expenses(1)	48	57	100	106	164	475
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	1	4	–	6	35	46
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	10	–	16	16	1	43
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(3)	–	–	(8)	–	(11)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	(1)	2	16	5	(1)	21
Operational EBITA	1,143	896	593	706	(243)	3,095

Operational EBITA margin (%)	16.7%	13.8%	12.1%	8.9%	n.a.	12.4%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

36            Q3 2016 Financial Information

	Nine months ended September 30, 2015
					Corporate and
		Discrete			Other and
	Electrification	Automation	Process	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	7,088	6,839	5,298	8,514	(1,500)	26,239
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	(15)	20	(4)	(55)	–	(54)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	6	(28)	28	57	–	63
Unrealized foreign exchange movements
on receivables (and related assets)	2	8	(24)	(19)	–	(33)
Operational revenues	7,081	6,839	5,298	8,497	(1,500)	26,215

Income (loss) from operations	1,089	857	580	468	(292)	2,702
Acquisition-related amortization	76	96	9	42	14	237
Restructuring and
restructuring-related expenses(1)	20	44	24	38	17	143
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	–	–	19	38	(13)	44
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	(30)	9	(12)	(49)	2	(80)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	5	(26)	17	54	–	50
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	1	12	(13)	(10)	2	(8)
Operational EBITA	1,161	992	624	581	(270)	3,088

Operational EBITA margin (%)	16.4%	14.5%	11.8%	6.8%	n.a.	11.8%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

37            Q3 2016 Financial Information

	Three months ended September 30, 2016
					Corporate and
		Discrete			Other and
	Electrification	Automation	Process	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	2,308	2,203	1,523	2,636	(415)	8,255
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	6	2	6	20	–	34
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(2)	–	(1)	6	–	3
Unrealized foreign exchange movements
on receivables (and related assets)	1	2	3	(1)	1	6
Operational revenues	2,313	2,207	1,531	2,661	(414)	8,298

Income (loss) from operations	389	276	170	222	(179)	878
Acquisition-related amortization	24	30	3	9	4	70
Restructuring and
restructuring-related expenses(1)	(7)	(4)	7	12	31	39
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	1	4	–	2	28	35
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	3	2	(1)	4	–	8
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(2)	1	2	2	–	3
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	3	2	6	3	(1)	13
Operational EBITA	411	311	187	254	(117)	1,046

Operational EBITA margin (%)	17.8%	14.1%	12.2%	9.5%	n.a.	12.6%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

38            Q3 2016 Financial Information

	Three months ended September 30, 2015
					Corporate and
		Discrete			Other and
	Electrification	Automation	Process	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	2,353	2,220	1,659	2,791	(504)	8,519
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	–	41	27	52	1	121
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	3	1	9	13	–	26
Unrealized foreign exchange movements
on receivables (and related assets)	(3)	(5)	(4)	(22)	–	(34)
Operational revenues	2,353	2,257	1,691	2,834	(503)	8,632

Income (loss) from operations	390	264	159	159	(90)	882
Acquisition-related amortization	25	31	3	10	5	74
Restructuring and
restructuring-related expenses(1)	10	16	3	13	17	59
Gains and losses from sale of businesses,
acquisition-related expenses and certain
non-operational items	(1)	–	1	5	(11)	(6)
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	(18)	26	8	33	15	64
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	3	3	6	10	–	22
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	1	(5)	1	(9)	(2)	(14)
Operational EBITA	410	335	181	221	(66)	1,081

Operational EBITA margin (%)	17.4%	14.8%	10.7%	7.8%	n.a.	12.5%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

39            Q3 2016 Financial Information

Operational EPS	Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares outstanding used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:

(i)      acquisition-related amortization,

(ii)     restructuring and restructuring-related expenses,

(iii)   gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, and

(iv)    foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing an adjusted provision for taxes by an adjusted income from continuing operations before taxes. Certain amounts recorded in income from continuing operations before taxes and the related provision for taxes (primarily gains and losses from sale of businesses), as well as certain other amounts included solely in provision for taxes, are excluded from the computation.

Constant currency Operational EPS adjustment and Operational EPS growth rate (constant currency)

In connection with ABB’s 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any difference in computed Operational net income is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment.

Reconciliation

	Nine months ended September 30,
($ in millions, except per share data in $)	2016	2015	Growth(1)
Net income (attributable to ABB)	1,474	1,729
Operational adjustments:
Acquisition-related amortization	212	237
Restructuring and restructuring-related expenses(2)	475	143
Gains and losses from sale of businesses,
acquisition-related expenses and certain non-operational items	46	44
FX/commodity timing differences in income from operations	53	(38)
Tax on operational adjustments(3)	(216)	(99)
Operational net income	2,044	2,016	1%

Weighted-average number of shares outstanding (in millions)	2,155	2,234

Operational EPS	0.95	0.90	5%
Constant currency Operational EPS adjustment	0.11	0.09
Operational EPS (constant currency basis - 2014 exchange rates)	1.06	0.99	7%

(1) Growth is computed using unrounded EPS amounts.

(2) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

(3) Tax amount is computed by applying the Adjusted Group effective tax rate to the operational adjustments, except for gains and losses from sale of businesses for which the actual provision for taxes resulting from the gain or loss has been computed.

40            Q3 2016 Financial Information

	Three months ended September 30,
($ in millions, except per share data in $)	2016	2015	Growth(1)
Net income (attributable to ABB)	568	577
Operational adjustments:
Acquisition-related amortization	70	74
Restructuring and restructuring-related expenses(2)	39	59
Gains and losses from sale of businesses,
acquisition-related expenses and certain non-operational items	35	(6)
FX/commodity timing differences in income from operations	24	72
Tax on operational adjustments(3)	(53)	(57)
Operational net income	683	719	-5%

Weighted-average number of shares outstanding (in millions)	2,135	2,219

Operational EPS	0.32	0.32	-1%
Constant currency Operational EPS adjustment	0.03	0.03
Operational EPS (constant currency basis - 2014 exchange rates)	0.35	0.35	0%

(1) Growth is computed using unrounded EPS amounts.

(2) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

(3) Tax amount is computed by applying the Adjusted Group effective tax rate to the operational adjustments, except for gains and losses from sale of businesses for which the actual provision for taxes resulting from the gain or loss has been computed.

Net debt	Definition

Net debt

Net debt  is  defined  as  Total  debt  less  Cash  and  marketable  securities.

Total debt

Total debt  is  the  sum  of  Short-term  debt  and  current  maturities  of  long-term  debt,  and  Long-term  debt.

Cash and  marketable  securities

Cash and  marketable  securities  is  the  sum  of  Cash  and  equivalents,  and  Marketable  securities  and  short-term  investments.

Reconciliation

($ in millions)	September 30, 2016	December 31, 2015
Short-term debt and current maturities of long-term debt	1,402	1,454
Long-term debt	6,319	5,985
Total debt	7,721	7,439
Cash and equivalents	3,538	4,565
Marketable securities and short-term investments	1,827	1,633
Cash and marketable securities	5,365	6,198
Net debt	2,356	1,241

41            Q3 2016 Financial Information

Net working capital as a percentage of revenues	Definition

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Reconciliation

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
($ in millions, unless otherwise indicated)	2016	2016	2016	2015	2015	2015	2015	2014	2014	2014	2014	2013
Net working capital:
Receivables, net	10,155	10,384	10,131	10,061	10,564	11,071	10,599	11,078	11,788	12,106	12,215	12,146
Inventories, net	5,017	5,045	5,104	4,757	5,410	5,458	5,346	5,376	5,961	6,210	6,201	6,004
Prepaid expenses	242	246	268	225	286	304	289	218	307	306	305	252
Accounts payable, trade	(4,458)	(4,536)	(4,323)	(4,342)	(4,405)	(4,564)	(4,473)	(4,765)	(4,820)	(4,950)	(4,872)	(5,112)
Billings in excess of sales	(1,330)	(1,377)	(1,331)	(1,375)	(1,440)	(1,505)	(1,396)	(1,455)	(1,560)	(1,499)	(1,539)	(1,714)
Advances from customers	(1,591)	(1,612)	(1,601)	(1,598)	(1,497)	(1,512)	(1,503)	(1,624)	(1,628)	(1,705)	(1,780)	(1,726)
Other current liabilities	(3,153)	(3,002)	(2,949)	(3,127)	(3,103)	(3,030)	(2,900)	(3,286)	(3,380)	(3,381)	(3,307)	(3,541)
excluding: (1)	744	2,505	803	690	802	1,201	1,017	971	1,260	774	710	701
Net working capital in
assets and liabilities held for sale	(46)	–	–	–	–	1	–	–	(8)	27	–	–
Net working capital	4,836	5,148	5,299	4,601	5,815	6,223	5,962	5,542	6,660	7,114	7,223	6,309
Total revenues
for the three months ended:
September 30, 2016 / 2015 / 2014 / 2013	8,255	8,519	8,519	8,519	8,519	9,823	9,823	9,823	9,823	10,535	10,535	10,535
June 30, 2016 / 2015 / 2014 / 2013	8,677	8,677	9,165	9,165	9,165	9,165	10,190	10,190	10,190	10,190	10,225	10,225
March 31, 2016 / 2015 / 2014 / 2013	7,903	7,903	7,903	8,555	8,555	8,555	8,555	9,471	9,471	9,471	9,471	9,715
December 31, 2015 / 2014 / 2013	9,242	9,242	9,242	9,242	10,346	10,346	10,346	10,346	11,373	11,373	11,373	11,373
Total revenues
for the trailing twelve months	34,077	34,341	34,829	35,481	36,585	37,889	38,914	39,830	40,857	41,569	41,604	41,848
Adjustment to annualize/eliminate
revenues of certain
acquisitions/divestments	–	–	–	–	(64)	(144)	(372)	(613)	(633)	(212)	204	460
Adjusted revenues
for the trailing twelve months	34,077	34,341	34,829	35,481	36,521	37,745	38,542	39,217	40,224	41,357	41,808	42,308
Net working capital
as a percentage of revenues (%)	14.2%	15.0%	15.2%	13.0%	15.9%	16.5%	15.5%	14.1%	16.6%	17.2%	17.3%	14.9%

 (1) The amounts excluded from Other current liabilities related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program.

42            Q3 2016 Financial Information

Free cash flow conversion to net income	Definition

Free cash flow conversion to net income

Free cash flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB.

Free cash flow (FCF)

Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Free cash flow for the trailing twelve months

Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the relevant balance sheet date.

Net income for the trailing twelve months

Net income for the trailing twelve months includes net income recorded by ABB in the twelve months preceding the relevant balance sheet date.

Free cash flow conversion to net income

	Twelve months to
($ in millions, unless otherwise indicated)	September 30, 2016	December 31, 2015
Net cash provided by operating activities	4,409	3,818
Adjusted for the effects of:
Purchases of property, plant and equipment and intangible assets	(861)	(876)
Proceeds from sale of property, plant and equipment	76	68
Changes in financing receivables and other non-current receivables	(1)	9
Free cash flow	3,623	3,019
Net income attributable to ABB	1,678	1,933
Free cash flow conversion to net income	216%	156%

Reconciliation of the trailing twelve months to September 30, 2016

		Purchases of		Changes in
	Net cash	property, plant	Proceeds	financing
	provided by	and equipment	from sale of	receivables and	Net income
	operating	and intangible	property, plant	other non-current	attributable
($ in millions)	activities	assets	and equipment	receivables	to ABB
Q4 2015	1,994	(329)	24	3	204
Q1 2016	252	(170)	12	(3)	500
Q2 2016	1,082	(178)	16	2	406
Q3 2016	1,081	(184)	24	(3)	568
Total for the trailing twelve months to Sep. 30, 2016	4,409	(861)	76	(1)	1,678

Finance net	Definition
Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2016	2015	2016	2015
Interest and dividend income	54	56	16	18
Interest and other finance expense	(230)	(223)	(84)	(64)
Finance net	(176)	(167)	(68)	(46)

Book-to-bill ratio	Definition
Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation

	Nine months ended September 30,		Three months ended September 30,
($ in millions, unless otherwise indicated)	2016	2015	2016	2015
Orders received	25,102	28,167	7,533	8,767
Total revenues	24,835	26,239	8,255	8,519
Book-to-bill ratio	1.01	1.07	0.91	1.03

43            Q3 2016 Financial Information

—

ABB  Ltd

Corporate Communications

P.O.  Box  8131

8050 Zurich

Switzerland

Tel:        +41  (0)43  317  71  11

Fax:       +41  (0)43  317  79  58

www.abb.com

44            Q3 2016 Financial Information

—

Zurich, Switzerland, October 27, 2016

ABB names Timo Ihamuotila as new Chief Financial Officer

•          Timo Ihamuotila joins pioneering technology leader ABB as Chief Financial Officer from Nokia, effective April 1, 2017

•          Proven Chief Financial Officer with extensive experience in communications, software and services industries, active portfolio management and operational performance improvement

•          Deep understanding of corporate transformation and digital business models

•          Quantum leap in digital is cornerstone of Stage 3 of ABB’s Next Level Strategy: after creating the Chief Digital Officer role, new CFO key to transforming ABB as leader in digital industries

ABB announced today that Timo Ihamuotila has been named Chief Financial Officer and member of the Executive Committee, effective April 1, 2017. Ihamuotila succeeds current CFO Eric Elzvik in an orderly transition process. Elzvik will pursue career opportunities outside of ABB after a thorough handover in second quarter of 2017.

Ihamuotila is joining ABB from Nokia, where he has held the position of CFO since 2009. In this role, he was key in helping to turn around and reposition Nokia as a “global leader in the technologies that connect people and things” through business model changes, active portfolio management and operational improvement.

Ihamuotila brings with him 26 years of experience in the communications and banking sector and has deep experience in areas as finance, controlling, mergers & acquisitions, commercial and general management.

“Timo is a seasoned CFO with an impressive global track record,” said Chief Executive Officer Ulrich Spiesshofer. “He has extensive and deep experience in all aspects of finance as well as in transforming businesses in times of industrial digitalization. With his wide range of expertise, ranging from financial, to commercial to general management, he is the ideal person to lead our finance organization and partner to drive ABB’s ongoing transformation as leader in the digital industry. I am delighted to welcome Timo to our Executive Committee in these exciting times as we focus on unlocking maximum value for all shareholders,” Spiesshofer said.

“At the same time I would like to warmly thank Eric Elzvik already now for his long, outstanding commitment and many valuable contributions to ABB over more than three decades. During Eric’s CFO tenure, a new cash culture together with a significant improvement of our Net Working Capital, a fundamental productivity improvement of the finance function and many portfolio actions were successfully established and delivered. We wish Eric all the best for the next step of his professional career which he will pursue after the orderly handover process is completed in Q2 2017.”

Prior to taking his current role, Ihamuotila held positions at the Finnish communications technology firm that included executive vice president of sales, general manager of a business unit and Group treasurer. Earlier in his career, he held positions at Citibank and Kansallis Bank. He earned a master of science degree in economics and a post graduate degree in finance from the Helsinki School of Economics.

“I’m very pleased to join ABB at such a pivotal stage of its transformation, as it moves to the next level and expands its digital offering, helping its customers harness the Energy and Fourth Industrial Revolutions,” said Ihamuotila. “I look forward to driving sustainable growth and accelerate value creation across ABB together with the entire management team.”

1

Elzvik joined ABB in 1984 and has during his long and distinguished career held a variety of leadership roles in Sweden, Singapore and Switzerland, including head of Corporate Development, and head of Mergers & Acquisitions and Joint Ventures. He was CFO of the Automation Products division from 2006 and in 2010 became CFO for the Discrete Automation and Motion division. He serves ABB as Group CFO since February 2013.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 135,000 employees. www.abb.com

For more information please contact:

Media Relations Tel: +41 43 317 65 68 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

2

July — September 2016 — Q3

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Received *	Purchased	Sold	Price
Louis R. Hughes	September 2, 2016	Sale			10,000	CHF	21.75

Key:

* Received instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 27, 2016.	By:	/s/ Alanna Abrahamson - Haka
		Name:	Alanna Abrahamson - Haka
		Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance